DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350 www.dlapiper.com
Robert H. Bergdolt robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

VIA EDGAR

February 1, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Inland Private Capital Alternative Assets Fund, LLC

Draft Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of Inland Private Capital Alternative Assets Fund, LLC (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-11 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of shares of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Prior to effectiveness, the Company will update the Registration Statement to include updated financial statements and related disclosures consistent with the applicable age of financial statement requirements..

Please do not hesitate to contact me at (919) 786-2002 with any questions you may have regarding this confidential submission.

Very truly yours,
/s/ Robert H. Bergdolt
Robert H. Bergdolt